                                                      File No.__________________



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          GREAT PLAINS NATURAL GAS CO.
                          ----------------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 Claimant, Great Plains Natural Gas Co. ("Great Plains"), is organized in the State of Ohio and headquartered in Mentor, Ohio. Great Plains was incorporated for the sole purpose of acquiring and owning Northeast Ohio Natural Gas Corp. ("Northeast Ohio"), a natural gas public utility organized in the State of Ohio with its principal place of business in Lancaster, Ohio.

                 On June 5, 2003, the Public Utilities Commission of Ohio approved Great Plains' purchase of the common stock of Northeast Ohio. The acquisition closed on June 30, 2003.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                Great Plains owns all of the capital stock of Northeast Ohio. Great Plains does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

                Northeast Ohio owns approximately 489 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in Northeast Ohio's natural gas distribution business, all of which is located within the State of Ohio. Northeast Ohio does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Great Plains:         None.

                  Northeast Ohio:       1,122,806  Mcf. sold
                                        6,824,574  Mcf. transported

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  Great Plains:         None.

                  Northeast Ohio:       None.


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  Great Plains:         None.

                  Northeast Ohio:       None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  Great Plains:         None.

                  Northeast Ohio:       None.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  N/A


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  N/A

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  N/A


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  N/A

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  N/A



                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

              Attached.

                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

              N/A



         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.



                                 GREAT PLAINS NATURAL GAS CO.
                                 ----------------------------------------------
                                            (Name of claimant)

                                 By/Title: /s/  Gregory Osborne, President
                                           ------------------------------------

Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

         M. Howard Petricoff, Esq.
               -or-
         James H. Gross, Esq.
         Vorys, Sater, Seymour and Pease LLP
         52 East Gay Street
         P.O. Box. 1008
         Columbus, Ohio 43216-1008

         Telephone:  (614) 464-6400
         Facsimile:  (614) 464-6350

         Counsel for Great Plains Natural Gas Co

                                    EXHIBIT A
                                                                     Page 1 of 3



                            GREAT PLAINS NATURAL GAS
                                     COMPANY
                              CONSOLIDATING BALANCE
                                     SHEET
                                AS OF 12/31/2004


                                               GREAT PLAINS          NORTHEAST OHIO                              CONSOLIDATED
                                                NATURAL GAS           NATURAL GAS                             GREAT PLAINS NATURAL
                                                  COMPANY                 CORP              ADJUSTMENTS           GAS COMPANY
                                               --------------        --------------        --------------     --------------------
CURRENT ASSETS
Cash                                                                      57,981.63                                   57,981.63
Accounts Receivable, net                                               2,902,180.47                                2,902,180.47
Intercompany Receivables                                               1,302,383.88           (772,505.56)           529,878.32
Materials & Supplies Inventory                                            78,654.08                                   78,654.08
Other                                                                   (138,449.89)                                (138,449.89)
                                               --------------        --------------        --------------        --------------
TOTAL CURRENT ASSETS                                       --          4,202,750.17           (772,505.56)         3,430,244.61
                                               --------------        --------------        --------------        --------------

PLANT ASSETS
Property, Plant & Equipment                                           13,937,078.19                               13,937,078.19
Less: Accumulated Depreciation                                        (3,976,830.19)                             (3,976,830.19)
                                               --------------        --------------        --------------        --------------
NET PLANT                                                  --          9,960,248.00                    --          9,960,248.00
Construction Work in Progress                                            516,970.79                                  516,970.79
                                               --------------        --------------        --------------        --------------
TOTAL PLANT                                                --         10,477,218.79                    --         10,477,218.79
                                               --------------        --------------        --------------        --------------

OTHER ASSETS
Deferred Charges                                                          95,789.71                                   95,789.71
Investment in NEONG                              4,000,000.00                               (4,000,000.00)                   --
Earnings from NEONG to date                        200,927.35                                 (200,927.35)                   --
Acquisition Adjustment                                                                      (6,615,913.24)        (6,615,913.24)
                                               --------------        --------------        --------------        --------------
TOTAL OTHER ASSETS                               4,200,927.35             95,789.71        (10,816,840.59)        (6,520,123.53)
                                               --------------        --------------        --------------        --------------

TOTAL ASSETS                                     4,200,927.35         14,775,758.67        (11,589,346.15)         7,387,339.87
                                               ==============        ==============        ==============        ==============



                                   EXHIBIT A



                                                                     Page 2 of 3

                                 BALANCE SHEETS
                                AS OF 12/31/2004


                                               GREAT PLAINS          NORTHEAST OHIO                               CONSOLIDATED
                                                NATURAL GAS            NATURAL GAS                            GREAT PLAINS NATURAL
                                                   COMPANY                CORP              ADJUSTMENTS            GAS COMPANY
                                               --------------        --------------        --------------     --------------------

CURRENT LIABILITIES
Accounts Payable                                           --          2,108,195.57                                2,108,195.57
Payable to FE                                                                    --                                          --
Intercompany Payable                               772,505.56                    --           (772,505.56)                   --
Long Term Debt Current                             460,000.00            657,000.00                                1,117,000.00
Acc. Taxes & Taxes Payable                                               783,813.51                                  783,813.51
Accrued Interest & Other                                                 158,869.88                                  158,869.88
                                               --------------        --------------        --------------        --------------
TOTAL CURRENT LIABILITIES                        1,232,505.56          3,707,878.96           (772,505.56)         4,167,878.96
                                               --------------        --------------        --------------        --------------

LONG TERM OBLIGATIONS
LT Debt National City                            3,647,082.32            251,039.12                                3,898,121.44
                                               --------------        --------------        --------------        --------------
                                                                                 --                                          --
TOTAL LONG TERM OBLIGATIONS                      3,647,082.32            251,039.12                    --          3,898,121.44
                                               --------------        --------------        --------------        --------------

SHAREHOLDER'S EQUITY
Common Stock                                           500.00            591,500.00           (591,500.00)               500.00
Paid-In Capital                                   (600,500.00)         9,796,690.92         (9,796,690.92)          (600,500.00)
Retained Earnings                                 (216,022.32)           139,041.15           (139,041.15)          (216,022.32)
Year-to-date Net Income                            137,361.79            289,608.52           (289,608.52)           137,361.79
                                               --------------        --------------        --------------        --------------
TOTAL SHAREHOLDER'S EQUITY                        (678,660.53)        10,816,840.59        (10,816,840.59)          (678,660.53)
                                               --------------        --------------        --------------        --------------

                                               --------------        --------------        --------------        --------------
TOTAL SE & LIABILITIES                           4,200,927.35         14,775,758.67        (11,589,346.15)         7,387,339.87
                                               ==============        ==============        ==============        ==============

                                   EXHIBIT A

                            GREAT PLAINS NATURAL GAS
                                     COMPANY
                              CONSOLIDATING INCOME
                                    STATEMENT
                           FOR THE TWELVE MONTHS ENDED
                                DECEMBER 31, 2004


                                               GREAT PLAINS         NORTHEAST OHIO                               CONSOLIDATED
                                                NATURAL GAS           NATURAL GAS                             GREAT PLAINS NATURAL
                                                 COMPANY                 CORP               ADJUSTMENTS           GAS COMPANY
                                               --------------        --------------        --------------     --------------------
OPERATING REVENUE
Residential                                                            6,318,744.11                                6,318,744.11
Industrial & Commercial                                                3,900,379.96                                3,900,379.96
Transmission of Gas                                                      816,566.00                                  816,566.00
Miscellaneous Revenue                                                     46,192.78                                   46,192.78
                                               --------------        --------------        --------------        --------------
TOTAL OPERATING REVENUE                                    --         11,081,882.85                    --         11,081,882.85
                                               --------------        --------------        --------------        --------------

OPERATING EXPENSES
Purchased Gas Cost                                                     7,628,341.89                                7,628,341.89
Operations Expense                                  11,728.15            725,604.37                                  737,332.52
Direct Labor                                                           1,382,206.10                                1,382,206.10
Maintenance Expense                                                      107,065.80                                  107,065.80
Depreciation/Amortization                                                496,972.00                                  496,972.00
Amortization of FMV                                                              --                                          --
General Taxes                                                            811,978.47                                  811,978.47
Current FIT                                                                      --                                          --
Deferred FIT                                                                     --                                          --
                                               --------------        --------------        --------------        --------------
TOTAL OPERATING EXPENSES                            11,728.15         11,152,168.63                    --         11,163,896.78
                                               --------------        --------------        --------------        --------------

Operating Income                                   (11,728.15)           (70,285.78)                   --            (82,013.93)
Income (Loss) from Sub                             289,608.52                                 (289,608.52)                   --
Other Income & Deductions                                                376,776.92                                  376,776.92
                                               --------------        --------------        --------------        --------------
NET                                                277,880.37            306,491.14           (289,608.52)           294,762.99


3rd Party Interest Expense                         140,518.58             16,882.62                                  157,401.20
                                               --------------        --------------        --------------        --------------
NET INCOME (LOSS)                                  137,361.79            289,608.52           (289,608.52)           137,361.79
                                               ==============        ==============        ==============        ==============
